Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1. Name and address of Company

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario
K2K 3H4

2. Date of Material Change

June 4, 2007

3. News Release

A  press  release   reporting   the  material   change  was  issued  by  Zarlink
Semiconductor Inc. ("Zarlink Canada") at Ottawa on June 4, 2007, a copy of which is attached.

4. Summary of Material Change

Zarlink Amends Put Right for Mitel Networks Shares

5. Full Description of Material Change

On June 4, 2007 Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that it has agreed with other rights holders to modify its put right in Mitel Networks Corporation (`Mitel') shares. Zarlink's put right is amended to provide that between May 2, 2007, and November 1, 2007. Zarlink will only exercise its put right at a price of US$1.29 per share if and when the proposed merger transaction between Inter-Tel (Delaware) Incorporated and Mitel and related refinancing by Mitel closes. If the merger transaction has not been completed on or prior to November 1, 2007, Zarlink's put right is exercisable for 90 days following November 2, 2007, at a price of Cdn$2.85 per share, which represents the original put right price and exercise period.

Zarlink's put right continues to be only exercisable in conjunction with, or upon agreement with, Mitel's other put right holders. If the put rights were to be exercised, Zarlink would not have first payment priority as other secured liability


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holders  and other put right  holders  have  priority in payment  over  Zarlink.
Zarlink also understands that Mitel currently has insufficient funds to satisfy both its secured liabilities and obligations to all put holders. Zarlink therefore estimates the current fair value of its put right to be nil.

Zarlink continues to carry the Mitel shares on its books at no value, therefore any proceeds received on the sale of this investment would result in both a gain on sale of investments, and a cash inflow in the period of the sale.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

None.

8. Executive Officer

For further information, please contact Don McIntyre, Senior Vice-President Human Resources, General Counsel and Corporate Secretary (613) 592-0200.

9. Date of report

June 5, 2007